Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Alpha Natural Resources, Inc.

Subject Company: Alpha Natural Resources, Inc.

Exchange Act File Number of

Subject Company: 1-32423

On July 16, 2008, Alpha Natural Resources, Inc. (“Alpha”) sent emails to its employees regarding the acquisition by Cleveland-Cliffs Inc. (“Cleveland Cliffs”) of Alpha.

The form of the email sent to employees follows:

July 16, 2008

An Important Message to All Employees From

Mike Quillen and Kevin Crutchfield

This morning, Alpha and Cleveland-Cliffs Inc announced the signing of a definitive agreement to combine the two companies, creating one of the largest U.S.-based mining companies and a truly international natural resources company.

Under this agreement, Cleveland-Cliffs would acquire Alpha in a stock and cash transaction. While we will no longer be a public company when this transaction is completed, Alpha will be the centerpiece of Cleveland-Cliffs’ coal division, which will be based in Abingdon, Va. Alpha will be responsible for not only our existing coal operations in Virginia, West Virginia, Kentucky and Pennsylvania, but also Cleveland-Cliffs’ existing coal assets. Those assets include three metallurgical coal mines in West Virginia and Alabama that the company gained in its acquisition of PinnOak last year, plus an ownership interest in a coal mine in Australia.

Alpha and Cleveland-Cliffs together would have approximately 900 million tons of coal reserves and a billion tons of iron ore reserves. Combined sales volumes will be in excess of 30 million tons of iron ore, approximately 20 million tons of metallurgical coal and 17 million tons of thermal coal. An international company with a market value of approximately $23 billion, Cleveland-Cliffs represents a very strong platform for future growth for Alpha. The combined businesses will be named Cliffs Natural Resources.

We’re extremely excited about this opportunity. Just a few short years ago, Alpha was merely an idea on paper. Your dedication and hard work, day in and day out, has enabled us to take this major step forward with great confidence. Now, we have an opportunity to become a key part of a major international mining concern by combining our physical assets and our people assets with Cliffs. This is indeed good news for you, and—knowing that most of you now own Alpha stock—it’s great news for your company.

We will seek every possible way to provide greater opportunities for jobs, compensation and benefits through this combination—that’s our commitment to you. We hope to use our new purchasing power as a much larger company to provide the best benefits package possible. Our recent Employee Appreciation Package is just one indication of how important it is to take care of our employee family.

It will take some time to join our companies, so for now it’s business as usual and you will see very little in the way of changes. We are required to obtain approval from federal authorities and also give the stockholders of both companies—including all employees who own Alpha stock—the opportunity to cast their vote to approve the merger. We anticipate completing all this in the next six months, and we’ll continue to communicate with you how things are progressing.

Both of us look forward to adding a new chapter to Alpha’s growing history, and you can be sure that we’ll continue to play an active role—Kevin will be the president of the combined companies’ coal division, and Mike will help shape the combined companies’ continued growth in the role of vice chairman of the board for Cliffs Natural Resources.

We are grateful for all you do to make our company great, and we’re proud to partner with you in creating a new future for Alpha.

Mike Quillen	Kevin Crutchfield
Chairman and CEO	President

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this document that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding expected synergies resulting from the merger of Cleveland-Cliffs and Alpha, combined operating and financial data, the combined company’s plans, objectives, expectations and intentions and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; changes in demand for iron ore pellets by North American integrated steel producers, or changes in Asian iron ore demand due to changes in steel utilization rates, operational factors, electric furnace production or imports into the United States and Canada of semi-finished steel or pig iron; the impact of consolidation and rationalization in the steel industry; timing of changes in customer coal inventories; changes in, renewal of and acquiring new long-term coal supply arrangements; inherent risks of coal mining beyond the combined company’s control; environmental laws, including those directly affecting coal mining production, and those affecting customers' coal usage; competition in coal markets; railroad, barge, truck and other transportation performance and costs; the geological characteristics of Central and Northern Appalachian coal reserves; availability of mining and processing equipment and parts; the combined company’s assumptions concerning economically recoverable coal reserve estimates; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the stockholders of Cleveland-Cliffs and Alpha and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Cleveland-Cliffs’ and Alpha’s respective reports filed with the SEC, including each of Cleveland-Cliffs’ and Alpha’s annual report on Form 10-K for the year ended December 31, 2007 and quarterly report on Form 10-Q for the quarter ended March 31, 2008, as such reports may have been amended. This document speaks only as of its date, and Cleveland-Cliffs and Alpha each disclaims any duty to update the information herein.

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Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. CLEVELAND-CLIFFS AND ALPHA SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Cleveland-Cliffs and shareholders of Alpha. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Cleveland-Cliffs Inc, Investor Relations, 1100 Superior Avenue, Cleveland, Ohio 44114-2544, or call (216) 694-5700, or from Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, attention: Investor Relations, or call (276) 619-4410.

Participants In Solicitation

Cleveland-Cliffs and Alpha and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Cleveland-Cliffs’ participants is set forth in the proxy statement dated March 26, 2008, for Cleveland-Cliffs’ 2008 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Alpha’ participants is set forth in the proxy statement, dated April 2, 2008, for Alpha’s 2008 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Cleveland-Cliffs and Alpha in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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